Filed by Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

The following question and answer document was sent to employees of Kythera Biopharmaceuticals, Inc. on June 17, 2015:

EMPLOYEE QUESTIONS – Pre-Close

1.              Why did our Board approve this deal?

•                        This combination, if successfully completed, creates substantial shareholder value by accelerating potential investment returns and enhancing the breadth and depth of resources available for the US launch of KYBELLATM and global development and expansion of ATX-101.

2.              Will I still have a job?

•                  Allergan and KYTHERA will continue to operate as separate companies until closing.

•                  Until the acquisition is closed and completed, your KYTHERA employment relationship remains unchanged.

•                  It will be important that each of us continue to focus on our primary tasks- including driving KYBELLA launch, additional registrations and advancement of KYTH-105.

•                  Great care has been taken to craft change of control benefits in case of job dislocations.  Specific details will be available from HR in the coming days.

3.              When will I know if I have a job with Allergan?

•                  Allergan has put a high value on the depth and experience of KYTHERA employees.  This acquisition will build on the successful foundation we have built which includes our human capital.

•                  In the coming days we will announce the appointment of representatives from both companies to lead the integration process.

•                  Again, we remain committed to communicating with you regularly throughout the planning stage and as decisions are made regarding the combination.

•                  The close, dependent on the timing of SEC filings and HSR approval in the US is anticipated by the end of the third quarter 2015.

•                  During this time, it will be important that each of us continue to focus on our primary tasks- including driving KYBELLA launch, additional registrations and advancement of KYTH-105

4.              Can you provide an update on the process for integration and timing of close?

•                  The integration team will work together to plan the pre-close and post-close integration process, and a critical component to that is communication.

•                  The close, dependent on the timing of SEC filings and HSR approval in the US is anticipated by the end of the third quarter 2015.

•                  During this time, it will be important that each of us continue to focus on our primary tasks- including driving KYBELLA launch, additional registrations and advancement of KYTH-105.

5.              Will my compensation and/or benefits change?

•                  Allergan and KYTHERA will continue to operate as separate companies until closing.

•                  Until the acquisition is closed and completed, your KYTHERA employment relationship and corresponding benefits remain unchanged.

•                  Employment specifics post-closing will be subject to individual positions and circumstances.

6.              What will happen to the KYTHERA Westlake Village location?

•                  Allergan has stated that they have no plans to close the Westlake Village location in the near term and expect to maintain a presence in Westlake.  We will work through employee and department decisions as part of the transition plan.

•                  We want to ensure that we can keep the momentum that we have built up and during the pre-integration process we will be able to determine how best to do that and ensure we retain key talent.  Once decisions are made, you will be the first to know through our ongoing communications with you as we plan for the integration of the two companies.

7.              What will be the impact to the sales force?

•                  This is not an acquisition for cost synergies.

•                  Allergan will have another new and innovative product in the facial aesthetics portfolio.

•                  Allergan will need more people to sell this broader portfolio as well as to reach additional customers and is planning a sales force expansion.

•                  Allergan sees the value of retaining certain expertise that is currently within KYTHERA.  Employee and individual decisions will be made going forward.

•                  Over the coming weeks as part of the integration planning process the Allergan sales leadership team will be designing the process and territories and as soon as more information and timelines are available they will be communicated.

8.              What do you expect of KYTHERA employees during the period between announcement and closing?

•                  Employees must focus on business as usual, to ensure that we do not lose momentum during the period between the announcement and closing of the transaction.

•                  It will be important that each of us continue to focus on our primary tasks- including driving KYBELLA launch, additional registrations and advancement of KYTH-105

•                  During this period some employees may be asked to participate on the teams that will support the integration planning process.

We know you have many important questions as they relate to things such as our benefit plans, etc.  Please know that until the close of the acquisition, all benefits remain the same.  As decisions are made, we will communicate them in the days ahead.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan.  The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA.  INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488.  Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name).  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication.  Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction.  It is important to note that Allergan’s goals and expectations are not predictions of actual performance.  Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions.  These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™ in June 2015; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.